Exhibit 99.37

510 Burrard St, 3rd Floor
May 13, 2021	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SKEENA RESOURCES LIMITED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting

Record Date for Notice of Meeting :	May 20, 2021
Record Date for Voting (if applicable) :	May 20, 2021
Beneficial Ownership Determination Date :	May 20, 2021
Meeting Date :	June 30, 2021
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	83056P806	CA83056P8064
COMMON RESTRICTED	83056P756	CA83056P7561
COMMON RESTRICTED	83056P749	CA83056P7496
RESTRICTED FOR 4 MONTH HOLD	83056P731	CA83056P7314

Sincerely,

Computershare

Agent for SKEENA RESOURCES LIMITED